Exhibit 99.1

Cheetah Mobile Provides Updates on Google Collaboration

BEIJING, February 21, 2020 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced that it has been informed by Google that the Company’s Google Play Store, Google AdMob and Google AdManager accounts have been disabled on February 20, 2020, and the associated contracts will be terminated.

Pending the restoration of Google collaboration, the Company expects its ability to attract new users and generate revenue from Google may be materially adversely affected from February 2020. In the first nine months of 2019, Cheetah Mobile generated 22.6% of its total revenues from Google, including revenues from the mobile advertising business and revenues from the purchase and consumption of virtual items by users via Google as a channel.

According to Google, the decision was made because some of the Company’s apps had not been compliant with Google policies, resulting in certain invalid traffic. The Company is in continuous communication with Google to appeal the decision, clarify any misunderstanding, and adopt any requisite remedial measures to restore the disabled accounts. However, the appealing process could be time-consuming, and the Company cannot guarantee that its appeals will be successful.

Cheetah Mobile remains committed to upholding the high standards in the industry and complying with Google Play developer policies, GDPR, laws, and regulations. The Company’s priority has always been to protect the interests of its users and enhance the user experience.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2 and Bricks n Balls. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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